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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 1)*	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response. . . 11
Keystone Property Trust

(Name of Issuer)
Common Stock

(Title of Class of Securities)
493596100
(CUSIP Number)
9/8/02

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☒      Rule 13d-1(b)

        ☐      Rule 13d-1(c)

        ☐      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 5 Pages

CUSIP No.            493596100

1.	Name of Reporting Persons I.R.S. Identification Nos. of above Persons (entities only). The Allstate Corporation 36-3871531

2.	Check the Appropriate Box if a Member of a Group (See Instructions) N/A	(a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:
5.	Sole Voting Power 634,920.80

6.	Shared Voting Power 0

7.	Sole Dispositive Power 634,920.80

8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 634,920.80

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) n/a	☐

11.	Percent of Class Represented by Amount in Row (9) 2.89%

12.	Type of Reporting Person (See Instructions) HC

Page 2 of 5 Pages

Item 1.

(a)	Name of Issuer
Keystone Property Trust

(b)	Address of Issuer's Principal Executive Offices
200 Four Falls Corporate Center, Suite 208 West Conshohocken, PA 19428

Item 2.

(a)	Name of Person Filing
The Allstate Corporation

(b)	Address of Principal Business Office or, if none, Residence
2775 Sanders Road Northbrook, Illinois 60062-6127

(c)	Citizenship
Delaware

(d)	Title of Class of Securities
Common Stock

(e)	CUSIP Number
493596100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G) (Note: See Item 7).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an

Page 3 of 5 Pages

investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
634,920.80

(b)	Percent of class:

2.89%

(c)	Number of shares as to which the person (1) has:

	(i)	Sole power to vote or to direct the vote
634,920.80

	(ii)	Shared power to vote or to direct the vote

0

	(iii)	Sole power to dispose or to direct the disposition of
634,920.80

	(iv)	Shared power to dispose or to direct the disposition of
0

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.    ☒

Item 6. Ownership of More than Five Percent on Behalf of Another Person

         N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Allstate Insurance Company is an insurance company as that term is defined in Section 3(a)(19) of the Securities Exchange Act of 1934.

(1)
Allstate Insurance Company, a wholly owned subsidiary of The Allstate Corporation, beneficially owns 400,000 shares of Series C Convertible Preferred Stock, which is currently convertible into 634,920.80.

Page 4 of 5 Pages

Item 8. Identification and Classification of Members of the Group

         N/A

Item 9. Notice of Dissolution of Group

         N/A

Item 10. Certification

  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2003
THE ALLSTATE CORPORATION
	By:	ALLSTATE INSURANCE COMPANY
By:
Mary J. McGinn Vice President

Page 5 of 5 Pages

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